Long Term Care Reserve Analysis

September 2018

Forward-Looking Statements and Non-GAAP Financial Measures

Certain information in this presentation constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those not based on historical information, but rather relate to our outlook, future operations, strategies, financial results, or other developments and speak only as of the date made. These forward-looking statements, including statements about estimated future business results and policy claims or liabilities, insurance reserves and assumptions or changes to insurance reserves and assumptions, and potential capital plans, are not guarantees of future results and are subject to numerous assumptions, risks, and uncertainties, many of which are beyond our control. The following factors, in addition to other factors mentioned from time to time, may cause actual results to differ materially from those contemplated by the forward-looking statements: (1) sustained periods of low interest rates; (2) fluctuation in insurance reserve liabilities and claim payments due to changes in claim incidence, recovery rates, mortality and morbidity rates, and policy benefit offsets due to, among other factors, the rate of unemployment and consumer confidence, the emergence of new diseases, epidemics, or pandemics, new trends and developments in medical treatments, the effectiveness of our claims operational processes, and changes in governmental programs; (3) unfavorable economic or business conditions, both domestic and foreign, that may result in decreases in sales, premiums, or persistency, as well as unfavorable claims activity; (4) legislative, regulatory, or tax changes, both domestic and foreign, including the effect of potential legislation and increased regulation in the current political environment; (5) investment results, including, but not limited to, changes in interest rates, defaults, changes in credit spreads, impairments, and the lack of appropriate investments in the market which can be acquired to match our liabilities; (6) a cyber attack or other security breach could result in the unauthorized acquisition of confidential data; (7) the failure of our business recovery and incident management processes to resume our business operations in the event of a natural catastrophe, cyber attack, or other event; (8) execution risk related to our technology needs; (9) increased competition from other insurers and financial services companies due to industry consolidation, new entrants to our markets, or other factors; (10) changes in our financial strength and credit ratings; (11) damage to our reputation due to, among other factors, regulatory investigations, legal proceedings, external events, and/or inadequate or failed internal controls and procedures; (12) actual experience in the broad array of our products that deviates from our assumptions used in pricing, underwriting, and reserving; (13) changes in accounting standards, practices, or policies; (14) effectiveness of our risk management program; (15) contingencies and the level and results of litigation; (16) availability of reinsurance in the market and the ability of our reinsurers to meet their obligations to us; (17) ineffectiveness of our derivatives hedging programs due to changes in the economic environment, counterparty risk, ratings downgrades, capital market volatility, changes in interest rates, and/or regulation; (18) fluctuation in foreign currency exchange rates; (19) ability to generate sufficient internal liquidity and/or obtain external financing; (20) recoverability and/or realization of the carrying value of our intangible assets, long-lived assets, and deferred tax assets; and (21) terrorism, both within the U.S. and abroad, ongoing military actions, and heightened security measures in response to these types of threats.

For further discussion of risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see Part 1, Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2017, and our subsequently filed quarterly reports on Form 10-Q. The forward-looking statements in this presentation are being made as of the date of this presentation, and we expressly disclaim any obligation to update or revise any forward-looking statement contained herein, even if made available on our website or otherwise.

We analyze our performance using non-GAAP financial measures which exclude or include amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. This presentation contains non-GAAP financial measures, including after-tax adjusted operating earnings, after-tax adjusted operating earnings per share, and adjusted operating return on equity. Refer to the Appendix to this presentation for a reconciliation of the non-GAAP financial measures used in this presentation to the most directly comparable GAAP measures.

Key Messages

- Unum's core business generates strong growth and cash flow to manage LTC and return capital to shareowners

- Completed comprehensive LTC review process which incorporates our most recent experience and relevant industry data; Increasing GAAP reserves by $590 million, after-tax

- Capital deployment plan remains unchanged

Overview

Unum's strong core business…

- Market-leading positions in our primary products
- Growth and profitability over the last decade

2008-2017:

- Sales up over 50%
- Strong Earnings growth
- Core Adjusted Operating ROE 14-16% annually
- Book Value per share growth of over 10% annually
- $5.5 billion returned to shareowners

- Statutory Earnings* over the last four quarters of $898.5 million

...Allows us to actively manage the LTC Block

- Added $4.9 billion in realized price increases and reserves since 2006
- Track record of successful closed block management: IDI block largely in claim reserve today
- Actively pursuing rate increases
- Investment in tools and technology
- Comprehensive LTC review process leveraging strong internal team and experienced external advisors

*Traditional U.S. insurance companies

LTC Reserve Analysis

- LTC Reserve Analysis is substantially completed; will formally conclude as part of 3Q 2018 earnings announcement

- Included a review of all assumptions and incorporates our most recent experience, through 2Q 2018

- All assumptions reviewed by outside actuarial consultants

- GAAP reserve charge of approximately $590 million, after-tax

- Statutory reserve impact of approximately $200 million, pre-tax

- No impact expected to Unum's capital deployment strategy

- Resume approximately $100 million of share repurchases in 4Q 2018

LTC Block Overview

HIGHLIGHTS

Status

- Discontinued selling individual LTC coverage in 2009 and group in 2011
- Statutory reserves of $11.7 billion (as of 6/30)
- GAAP reserves of $10.5 billion (as of 6/30)
- Expect statutory to GAAP reserve difference to exceed $600 million (as of 9/30)

Unum's LTC policies are predominantly in group-sponsored plans

962,000 lives in LTC block



15%
52%
33%
Group
Employer-Paid
Employee-Paid
Individual

Attributes of Group LTC

- Majority of policies are employer-paid, resulting in higher lapse rate than Individual policies
- Only 5% of covered lives have lifetime benefits
- Lower average daily benefit
- Amount of inflation protection is much lower than Individual policies

LTC Block Demographic Profile

		Total LTC Block	ILTC	Employee-Paid GLTC	Employer-Paid GLTC
OVERVIEW	Average issue date	**2004**	2001	2002	2005
	Average issue age	**45**	56	49	40
	Number of policies/lives ('000)	**962**	145	314	502
	Number of claims incurred	**42,456**	30,570	10,925	961
	YTD persistency	**95.6%**	96.4%	96.4%	92.8%
	Avg. annual premiums/policy (US$)	**734**	2,279	838	224
ATTAINED AGE	Average attained age of ALR	**56**	73	62	48
	Average attained age of DLR	**83**	85	78	75
BENEFITS	% lifetime benefit by lives count	**10%**	37%	10%	1%
	Avg. inflated daily benefit ($)	**125**	248	144	77
	Avg. benefit period (non-lifetime)	**3.4 years**	4.4 years	4.0 years	2.9 years
	Avg. elimination period (days)	**87**	81	90	88
	% limited pay by policy count at issue (ALR)	**4%**	5%	3%	1%
INFLATION PROTECTION	% with 5% compound	**14%**	31%	22%	5%
	% with < 5% compound	**3%**	19%	0%	0%
	Simple inflation	**17%**	31%	29%	6%
	No inflation	**66%**	19%	49%	90%

LTC Reserve Analysis

ASSUMPTION REVIEW PROCESS


Actual vs. Expected Analysis
Data Quality Assessment
Assumption Development
Backcast / Forward Projection
Management Review
Advisory Review

Rigorous, iterative process

- Current review began in 1Q 2018
- Utilized four years of additional Unum data since 2014 assumption updates
- Review also incorporates third-party industry data

LTC Reserve Analysis

IMPACT SUMMARY

- GAAP reserve charge of approximately $590 million after-tax, or $750 million pre-tax assuming a 21% tax rate
- Statutory impact of approximately $200 million, pre-tax



Impact on Reserve Assumptions (pre-tax)
$500
$0
($500)
($1,000)
($1,500)
($2,000)
Millions
~$400
~($2,050)
New Program ~$700
Old Program ~$700
~ ($500)
~$750
Existing Margin
Liability Assumptions
Future Rate Increases
Interest Rate Assumption
Anticipated Reserve Change

LTC Assumption Update



Policy Terminations — Comparison to Industry Study by Attained Age

Mortality and Lapse Rate

60 | 65 | 70 | 75 | 80 | 85 | 90

2015 SOA Total Policy Terms   Unum Total Policy Terms

Policy Termination Sensitivity*
(one standard deviation)

UNFAVORABLE	FAVORABLE
(active terms. -6%)	(active terms. +6%)
($330 M)	**$320 M**



-$400 | -$200 | $0 | $200 | $400

*Pre-tax basis

- Total policy terminations combine both deaths and lapses
- Review utilized 2012 Individual Annuitant Mortality industry table
- Ultimate lapse rate is 0.25%, a lower rate than industry study

Unum's total policy termination rate assumption is lower compared to industry study

LTC Assumption Update

INCIDENCE



LTC Monthly Incurred Claims
Incurred Claims($)
Jan 15
Mar 15
May 15
July 15
Sep 15
Nov 15
Jan 16
Mar 16
May 16
July 16
Sep 16
Nov 16
Jan 17
Mar 17
May 17
July 17
Sep 17
Nov 17
Jan 18
Mar 18
May 18
Actual
Backcast



Incidence Sensitivity*
(one standard deviation)
UNFAVORABLE
(incidence +2.5%)
($290 M)
FAVORABLE
(incidence -2.5%)
$300 M
-$400
-$200
$0
$200
$400

*Pre-tax basis

- Analyzed numerous claim factors including variations by age, gender, product, funding method, and other factors
- Updated assumption reflects recent elevated claims experience

Updated assumptions reflect the elevated levels of incurred claims experienced recently

LTC Assumption Update

CLAIM TERMINATIONS



LTC Paid Claim Terminations
Claim Termination (count)
1Q 2015
2Q 2015
3Q 2015
4Q 2015
1Q 2016
2Q 2016
3Q 2016
4Q 2016
1Q 2017
2Q 2017
3Q 2017
4Q 2017
1Q 2018
2Q 2018
Actual
Backcast



Claim Terminations Sensitivity*
(one standard deviation)
UNFAVORABLE
(claim terms. -3%)
($370 M)
FAVORABLE
(Claim terms. +3%)
$360 M
-$400
-$200
$0
$200
$400

*Pre-tax basis

- Analysis based on Unum's experience
- Notable seasonality, with typically more terminations in the first quarter and fewer in the third quarter

Strengthened claim termination assumptions to better align with Unum's experience versus industry experience

LTC Assumption Update



Actual/Expected Incidence by Calendar Year*
Excluding Improvement Assumption

Legend: Actual/Expected — Linear (Actual/Expected)

*Indexed to 2008



Morbidity/Mortality Sensitivity*

UNFAVORABLE (no improvement)	FAVORABLE (+3% for 20 years)
($1.0 B)	**$1.6 B**

-$2.0 -$1.5 -$1.0 -$0.5 $0 $0.5 $1.0 $1.5 $2.0

*Pre-tax basis

- Assumption for morbidity improvement is 1.0% per year, supported by Unum's actual experience over 10-year period of 3.2% improvement

- Industry studies have indicated improvement in both general and insured populations without identification of causal factors

Unum has experienced morbidity improvement, and our assumption projects much less improvement than we have observed

LTC Assumption Update

INDUSTRY MORBIDITY STUDIES



The prevalence of ADL disability and cognitive impairment declined substantively, with dependencies by residence type and gender.



Found improvements ranging from 0-4% depending on time period, duration and marital status.



Found incidence rate improvement by duration for a constant incurred age group. Caveated that this does not indicate definitive morbidity improvement.



Among participants in the Framingham Heart Study, the incidence of dementia has declined over the course of three decades.



Found compression of cognitive morbidity between 1993 and 2004, with fewer people reaching a threshold of significant cognitive impairment and a more rapid decline to mortality among those who did.



Found compression of morbidity from 1980-2011 without coherent health-promotion strategy in place.

Numerous studies support morbidity improvement, in addition to Unum's own experience

LTC Assumption Update





- Total updated rate increase assumption of approximately $1.4 billion, including $700 million in previously filed, to-be-approved requests

- Assumption includes a conservative success rate relative to historical approval rates

- Shifting our 2019 rate increase strategy to focus more on Group LTC

New rate increase program is focused on Group LTC, which to date has not benefited from the same rate increases as Individual LTC

LTC Assumption Update





- Actual new money yields since 2014: 6.03%
- Average 30-year treasury rate since 2014: 2.83%

Even with Unum's recent success in higher new money yields, our updated assumption reflects a lower expectation for future new money yields

Additional Items

LTC Loss Ratio

- Continue to expect the long-term LTC loss ratio range to be 85-90% with some quarterly fluctuation

- First half 2018 LTC loss ratio, adjusted to reflect new assumptions, would have been in the 80's percent range

Capital Plans

- Share repurchases of approximately $100 million are expected to resume in 4Q 2018

- 2019 capital sources and uses to be discussed in detail at December Outlook Meeting

Conclusion

- Unum's core business generates strong growth and cash flow to manage LTC and return capital to shareowners

- Completed comprehensive LTC review process which incorporates our most recent experience and relevant industry data; Increasing GAAP reserves by $590 million, after-tax

- Capital deployment plan remains unchanged

Appendix

Reconciliation of Non-GAAP Financial Measures

Reconciliation of Non-GAAP Financial Measures

We analyze our performance using non-GAAP financial measures which exclude or include amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. We believe the following non-GAAP financial measures are better performance measures and better indicators of the profitability and underlying trends in our business:

- After-tax adjusted operating income or loss, which excludes realized investment gains or losses and certain other items, as applicable; and
- Adjusted operating return on equity, which is calculated using after-tax adjusted operating income or loss and excludes from equity the unrealized gain or loss on securities and net gain on hedges; and
- Allocated stockholders' equity excluding accumulated other comprehensive income (loss) (AOCI).

Realized investment gains or losses and unrealized gains or losses on securities and net gains on hedges depend on market conditions and do not necessarily relate to decisions regarding the underlying business of our Company. We have excluded from stockholder's equity the components of AOCI, certain of which tend to fluctuate depending on market conditions and general economic trends. We also exclude certain other items from our discussion of financial ratios and metrics in order to enhance the understanding and comparability of our operational performance and the underlying fundamentals, but this exclusion is not an indication that similar items may not recur and does not replace the comparable GAAP measures in the determination of overall profitability. For a reconciliation of the most directly comparable GAAP measures to these non-GAAP financial measures, refer to the following "Reconciliation of Non-GAAP Financial Measures."

Reconciliation of Non-GAAP Financial Measures

	Year Ended December 31							
	2017			2016				
	(in millions)		per share*		(in millions)		per share*	
Net Income	$	994.2	$	4.37	$	931.4	$	3.95
Excluding:								
Net Realized Investment Gain (net of tax expense of $15.0; $8.4)		25.3		0.11		15.8		0.07
Loss from Guaranty Fund Assessment (net of tax benefit of $7.2; $-)		(13.4)		(0.06)		-		-
Unclaimed Death Benefits Reserve Increase (net of tax benefit of $13.6; $-)		(25.4)		(0.11)		-		-
Net Tax Benefit for Impacts of TCJA		31.5		0.14		-		-
After-tax Adjusted Operating Income		976.2		4.29		915.6		3.88

	Year Ended December 31															
	2015				2014				2013				2012			
	(in millions)		per share*		(in millions)		per share*		(in millions)		per share*		(in millions)		per share*	
Net Income	$	867.1	$	3.50	$	402.1	$	1.57	$	847.0	$	3.19	$	888.1	$	3.15
Excluding:																
Net Realized Investment Gain (Loss) (net of tax expense (benefit) of $(17.7); $3.3; $2.9; $19.1)		(26.1)		(0.11)		12.8		0.05		3.9		0.02		37.1		0.13
Pension Settlement Loss (net of tax benefit of $22.5)		-		-		(41.9)		(0.16)		-		-		-		-
Costs Related to Early Retirement of Debt (net of tax benefit of $2.8)		-		-		(10.4)		(0.04)		-		-		-		-
Reserve Charges for Closed Block (net of tax benefit of $244.4)		-		-		(453.8)		(1.77)		-		-		-		-
Unclaimed Death Benefits Reserve Increase (net of tax benefit of $33.4)		-		-		-		-		(62.1)		(0.24)		-		-
Group Life Waiver of Premium Benefit Reserve Reduction (net of tax expense of $29.8)		-		-		-		-		55.2		0.21		-		-
After-tax Adjusted Operating Income	$	893.2	$	3.61	$	895.4	$	3.49	$	850.0	$	3.20	$	851.0	$	3.02

	Year Ended December 31															
	2011				2010				2009				2008			
	(in millions)		per share*		(in millions)		per share*		(in millions)		per share*		(in millions)		per share*	
Net Income	$	283.6	$	0.94	$	877.6	$	2.69	$	847.3	$	2.55	$	553.4	$	1.62
Excluding:																
Net Realized Investment Gain (Loss) (net of tax expense (benefit) of $(1.3); $9.0; $11.5; $(161.8))		(3.6)		(0.01)		15.7		0.05		0.2		-		(304.1)		(0.89)
Reserve Charges for Closed Block (net of tax benefit of $265.0)		(492.1)		(1.62)		-		-		-		-		-		-
Deferred Acquisition Costs for Closed Block (net of tax benefit of $68.5)		(127.5)		(0.42)		-		-		-		-		-		-
Special Tax Items		22.7		0.08		(10.2)		(0.03)		-		-		-		-
After-tax Adjusted Operating Income	$	884.1	$	2.91	$	872.1	$	2.67	$	847.1	$	2.55	$	857.5	$	2.51

*Assuming dilution.

Reconciliation of Non-GAAP Financial Measures

Year Ended 2017	After-tax Adjusted Operating Income (Loss)		Average Allocated Equity [1]		Adjusted Operating Return on Equity
		(in millions)			
Unum US	$	656.2	$	4,130.2	
Unum UK		92.1		607.3	
Colonial Life		211.2		1,308.1	
Core Operating Segments		959.5		6,045.6	15.9%
Closed Block		86.4		3,290.1	
Corporate		(69.7)		(893.3)	
Total	$	976.2	$	8,442.4	

Year Ended 2016	After-tax Adjusted Operating Income (Loss)		Average Allocated Equity [1]		Adjusted Operating Return on Equity
		(in millions)			
Unum US	$	598.3	$	3,992.2	
Unum UK		113.8		610.6	
Colonial Life		204.9		1,173.9	
Core Operating Segments		917.0		5,776.7	15.9%
Closed Block		87.0		3,055.1	
Corporate		(88.4)		(691.0)	
Total	$	915.6	$	8,140.8	

Year Ended 2015	After-tax Adjusted Operating Income (Loss)		Average Allocated Equity [1]		Adjusted Operating Return on Equity
		(in millions)			
Unum US	$	557.5	$	4,197.8	
Unum UK		116.9		650.6	
Colonial Life		201.1		1,209.4	
Core Operating Segments		875.5		6,057.8	14.5%
Closed Block		79.0		2,989.2	
Corporate		(61.3)		(1,085.9)	
Total	$	893.2	$	7,961.1	

Year Ended 2014	After-tax Adjusted Operating Income (Loss)		Average Allocated Equity [1]		Adjusted Operating Return on Equity
		(in millions)			
Unum US	$	554.9	$	4,157.4	
Unum UK		116.4		635.3	
Colonial Life		194.4		1,163.1	
Core Operating Segments		865.7		5,955.8	14.5%
Closed Block		79.2		2,756.3	
Corporate		(49.5)		(737.8)	
Total	$	895.4	$	7,974.3	

(1) Excludes net unrealized gain on securities and net gain on hedges and is calculated using the adjusted stockholders' equity balances presented below.

Reconciliation of Non-GAAP Financial Measures

Year Ended 2013	After-tax Adjusted Operating Income (Loss)		Average Allocated Equity [1]		Adjusted Operating Return on Equity
	(in millions)				
Unum US	$	556.5	$	4,141.8	
Unum UK		104.5		744.3	
Colonial Life		184.4		1,122.6	
Core Operating Segments		845.4		6,008.7	14.1%
Closed Block		70.0		2,580.4	
Corporate		(65.4)		(870.4)	
Total	$	850.0	$	7,718.7	

Year Ended 2012	After-tax Adjusted Operating Income (Loss)		Average Allocated Equity [1]		Adjusted Operating Return on Equity
	(in millions)				
Unum US	$	552.6	$	4,024.0	
Unum UK		99.2		811.2	
Colonial Life		177.7		1,064.4	
Core Operating Segments		829.5		5,899.6	14.1%
Closed Block		61.8		2,234.2	
Corporate		(40.3)		(896.9)	
Total	$	851.0	$	7,236.9	

Year Ended 2011	After-tax Adjusted Operating Income (Loss)		Average Allocated Equity [1]		Adjusted Operating Return on Equity
	(in millions)				
Unum US	$	537.1	$	3,867.6	
Unum UK		152.5		750.6	
Colonial Life		175.5		991.3	
Core Operating Segments		865.1		5,609.5	15.4%
Closed Block		90.1		2,165.1	
Corporate		(71.1)		(349.0)	
Total	$	884.1	$	7,425.6	

Year Ended 2010	After-tax Adjusted Operating Income (Loss)		Average Allocated Equity [1][2]		Adjusted Operating Return on Equity
	(in millions)				
Unum US	$	506.3	$	3,843.4	
Unum UK		158.8		686.1	
Colonial Life		176.0		916.6	
Core Operating Segments		841.1		5,446.1	15.4%
Closed Block		72.9		2,277.2	
Corporate		(41.9)		(224.2)	
Total	$	872.1	$	7,499.1	

(1) Excludes net unrealized gain on securities and net gain on hedges and is calculated using the adjusted stockholders' equity balances presented below.
(2) Does not reflect the impact of ASU 2010-26 or resegmentation of certain product lines.

Reconciliation of Non-GAAP Financial Measures

Year Ended 2009	After-tax Adjusted Operating Income (Loss)		Average Allocated Equity [1][2]		Adjusted Operating Return on Equity
	(in millions)				
Unum US	$	471.9	$	3,853.5	
Unum UK		183.8		640.7	
Colonial Life		174.9		858.0	
Core Operating Segments		830.6		5,352.2	15.5%
Closed Block		76.4		2,090.7	
Corporate		(59.9)		(636.9)	
Total	$	847.1	$	6,806.0	

Year Ended 2008	After-tax Adjusted Operating Income (Loss)		Average Allocated Equity [1][2]		Adjusted Operating Return on Equity
	(in millions)				
Unum US	$	428.5	$	3,949.6	
Unum UK		236.3		717.6	
Colonial Life		165.5		851.2	
Core Operating Segments		830.3		5,518.4	15.0%
Closed Block		53.9		2,085.3	
Corporate		(26.7)		(692.8)	
Total	$	857.5	$	6,910.9	

(1) Excludes net unrealized gain on securities and net gain on hedges and is calculated using the adjusted stockholders' equity balances presented below.
(2) Does not reflect the impact of ASU 2010-26 or resegmentation of certain product lines.

Reconciliation of Non-GAAP Financial Measures

		December 31									
		2017		2016		2015		2014		2013	2012
		(in millions)									
Total Stockholders' Equity	$	9,574.9	$	8,968.0	$	8,663.9	$	8,521.9	$	8,639.9	$ 8,604.6
Excluding:											
Net Unrealized Gain on Securities		607.8		440.6		204.3		290.3		135.7	873.5
Net Gain on Hedges		282.3		327.5		378.0		391.0		396.3	401.6
Total Adjusted Stockholders' Equity	$	8,684.8	$	8,199.9	$	8,081.6	$	7,840.6	$	8,107.9	$ 7,329.5
Average Stockholders' Equity Excluding Net Unrealized Gain on Securities and Net Gain on Hedges	$	8,442.4	$	8,140.8	$	7,961.1	$	7,974.3	$	7,718.7	$ 7,236.9

		December 31								
		2011		2010		2009[2]		2008[2]		2007[2]
		(in millions)								
Total Stockholders' Equity	$	8,168.0	$	8,483.8	$	8,045.0	$	5,941.5	$	8,039.9
Excluding:										
Net Unrealized Gain on Securities		614.8		416.1		382.7		(1,248.1)		356.1
Net Gain on Hedges		408.7		361.0		370.8		869.2		182.5
Total Adjusted Stockholders' Equity	$	7,144.5	$	7,706.7	$	7,291.5	$	6,320.4	$	7,501.3
Average Stockholders' Equity Excluding Net Unrealized Gain on Securities and Net Gain on Hedges	$	7,425.6	$	7,499.1	$	6,806.0	$	6,910.9		

		June 30, 2018
		(in millions)
Total Stockholders' Equity	$	9,446.4
Excluding:		
AOCI		(276.2)
Total Stockholders' Equity Excluding AOCI	$	9,722.6
Equity Allocated to Long-term Care, excluding AOCI		2,332.0
Long-term Care Allocated Equity as a percentage of Total Stockholders' Equity Excluding AOCI		24.0%